AGREEMENT TO BUY SHARES

Philips Business Electronics International, B.V. (“Buyer”) hereby agrees to purchase and FEI Company (“Seller”) hereby agrees to sell 5,000 shares of FEI Company Common Stock for a purchase price of $28.8438 per share. Payment of the aggregate purchase price shall be no later than Monday, April 3, 2000 by wire transfer into the following account of Seller:

        [wire transfer instructions deleted]

The share certificates will be issued on March 30, 2000 and shall be delivered pursuant to the instruction of Buyer. The shares will not be registered under the Securities Act of 1933 and shall bear appropriate restrictive legends.

Philips Business Electronics International, B.V. By: /s/ William E. Curran	FEI Company By: /s/ William P. Mooney